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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Liberty Satellite & Technology, Inc. (Name of Issuer)
Series A Common Stock, par value $1.00 per share (Title of Class of Securities)
531182103 (CUSIP Number)
Mark R. Beatty, Esq. Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900	Tracy Saltwick Arnhold and S. Bleichroeder Advisers, Inc. 1345 Avenue of the Americas New York, NY 10105 (212) 698-3245
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to:
Robert S. Jaffe, Esq. Preston Gates & Ellis, LLP 701 Fifth Avenue, Suite 5000 Seattle, WA 98104-7078 (206) 623-7580	Paul S. Schreiber, Esq. Shearman & Sterling 599 Lexington Avenue New York, NY 10022 (212) 848-4000
November 4, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 531182103	13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael M. Kellen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7	SOLE VOTING POWER N/A
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 597,740*
PERSON WITH
		9	SOLE DISPOSITIVE POWER N/A

		10	SHARED DISPOSITIVE POWER 597,740*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,740*

12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.39%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Consisting of (i) 397,740 shares of Series A Common Stock of the Issuer beneficially owned by Mr. Kellen through certain discretionary accounts under his management and (ii) 200,000 shares of Series A Common Stock owned by DEF Associates N.V., over which Mr. Kellen has discretionary investment management authority.

** The calculations are based on a total of 11,078,611 shares of Series A Common Stock outstanding as of August 31, 2002, as last reported by the Issuer in its Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on October 11, 2002.

CUSIP No. 531182103	13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY) DEF Associates N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION St. Maarten, Netherlands Antilles

NUMBER OF SHARES		7	SOLE VOTING POWER N/A
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 200,000
PERSON WITH
		9	SOLE DISPOSITIVE POWER N/A

		10	SHARED DISPOSITIVE POWER 200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000

12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* The calculations are based on a total of 11,078,611 shares of Series A Common Stock outstanding as of August 31, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on October 11, 2002.

CUSIP No. 531182103	13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Arnhold and S. Bleichroeder Advisers, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES		7	SOLE VOTING POWER N/A
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 200,000*
PERSON WITH
		9	SOLE DISPOSITIVE POWER N/A

		10	SHARED DISPOSITIVE POWER 200,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000*

12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

* Consisting of 200,000 shares of Class A Common Stock owned by DEF Associates N.V. Arnhold and S. Bleichroeder Advisers, Inc. is a registered investment adviser that acts as investment adviser to certain clients, including DEF Associates. Arnhold and S. Bleichroeder Holdings, Inc. owns all of the outstanding stock of Arnhold and S. Bleichroeder Advisers, Inc.

** The calculations are based on a total of 11,078,611 shares of Series A Common Stock outstanding as of August 31, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on October 11, 2002.

CUSIP No. 531182103	13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Arnhold and S. Bleichroeder Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES		7	SOLE VOTING POWER N/A
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 200,000*
PERSON WITH
		9	SOLE DISPOSITIVE POWER N/A

		10	SHARED DISPOSITIVE POWER 200,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000*

12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

* Consisting of 200,000 shares of Class A Common Stock owned by DEF Associates N.V. Arnhold and S. Bleichroeder Advisers, Inc. is a registered investment adviser that acts as investment adviser to certain clients, including DEF Associates. Arnhold and S. Bleichroeder Holdings, Inc. owns all of the outstanding stock of Arnhold and S. Bleichroeder Advisers, Inc.

** The calculations are based on a total of 11,078,611 shares of Series A Common Stock outstanding as of August 31, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on October 11, 2002.

CUSIP No. 531182103	13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cascade Investment, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES		7	SOLE VOTING POWER N/A
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 522,260*
PERSON WITH
		9	SOLE DISPOSITIVE POWER N/A

		10	SHARED DISPOSITIVE POWER 522,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,260*

12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Includes 1,580 shares of the Issuer's Series B Common Stock, $1.00 par value per share owned by Cascade, which are convertible into shares of Series A Common Stock on a one-for-one basis at Cascade's option. All shares of Series A Common Stock and Series B Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

** The calculations are based on a total of 11,080,191 shares of Common Stock consisting of (i) 11,078,611 shares of Series A Common Stock outstanding as of August 31, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on October 11, 2002, and (ii) 1,580 shares of Series A Common Stock issuable upon conversion of Series B Common Stock held by Cascade.

CUSIP No. 531182103	13D

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). William H. Gates III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES		7	SOLE VOTING POWER N/A
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 522,260*
PERSON WITH
		9	SOLE DISPOSITIVE POWER N/A

		10	SHARED DISPOSITIVE POWER 522,260*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,260*

12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Includes 1,580 shares of the Issuer's Series B Common Stock, $1.00 par value per share owned by Cascade, which are convertible into shares of Series A Common Stock on a one-for-one basis at Cascade's option. All shares of Series A Common Stock and Series B Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

** The calculations are based on a total of 11,080,191 shares of Common Stock consisting of (i) 11,078,611 shares of Series A Common Stock outstanding as of August 31, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on October 11, 2002, and (ii) 1,580 shares of Series A Common Stock issuable upon conversion of Series B Common Stock held by Cascade.

Item 1. Security and Issuer

        This statement relates to shares of Series A Common Stock, par value $1.00 per share (the "Series A Common Stock"), of Liberty Satellite and Technology, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7600 East Orchard Road, Suite 330 South, Englewood, Colorado 80111.

Item 2. Identity and Background

        (a)  This statement is being filed jointly by Michael M. Kellen, an individual ("Kellen"), DEF Associates N.V., a corporation incorporated in Saint Maarten under the laws of the Netherlands Antilles ("DEF Associates"), Arnhold and S. Bleichroeder Holdings, Inc., a corporation organized under the laws of the State of New York ("A&SB Holdings"), Arnhold and S. Bleichroeder Advisers, Inc., a corporation organized under the laws of the State of New York ("A&SB Advisers"), Cascade Investment, L.L.C., a limited liability company organized under the laws of the State of Washington ("Cascade"), and William H. Gates III, an individual ("Gates"). The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

        (b)-(c)DEF Associates is an unregistered investment fund engaging in the purchase and sale of securities for investment. A&SB Advisers is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser to certain clients, including DEF Associates.

        A&SB Holdings is a privately owned holding company and has a substantial amount of assets under management in the form of individual accounts and, through A&SB Advisers, fund accounts. A&SB Holdings owns all of the outstanding stock of A&SB Advisers.

        Kellen, a natural person, is the Senior Vice President and Director of A&SB Holdings and is also a shareholder of A&SB Holdings. Kellen, in his individual capacity, also manages certain discretionary accounts on behalf of himself, his family members and other individuals.

        The address of the principal place of business and principal office of each of Kellen, DEF Associates, A&SB Holdings and A&SB Advisers is 1345 Avenue of the Americas, New York, NY 10105.

        Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner. The address of Cascade's principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

        William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation. Mr. Gates is the sole member of Cascade. The address of his principal office and principal place of business is One Microsoft Way, Redmond, WA 98052

        The directors and executive officers of DEF Associates, A&SB Advisers and A&SB Holdings are set forth on Exhibits 1, 2 and 3, respectively, attached hereto. The executive officers and persons controlling Cascade are set forth on Exhibit 4, attached hereto. Exhibits 1, 2, 3 and 4 set forth the following information with respect to each such person:

          (i)    name;

          (ii)  business address (or residence address where indicated);

          (iii)  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (iv)  citizenship.

        (d)-(e)During the last five years, neither the Reporting Persons nor any person named in Exhibits 1, 2, 3 or 4, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Each of Kellen and Gates is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        Pursuant to the authority given under the investment advisory and commodity trading advisory agreement with DEF Associates, A&SB Advisers caused DEF Associates to purchase, in aggregate, 200,000 shares of Series A Common Stock. The total investment cost (including commissions, if any) of such purchase is approximately $1,175,259.

        The total investment cost (including commissions, if any) of the shares of Series A Common Stock purchased by Kellen for certain discretionary accounts under his management is approximately $1,022,366.

        The shares of Series A Common Stock held by DEF Associates were purchased with its investment capital. The shares of Series A Common Stock purchased by Kellen were purchased with funds of such discretionary accounts under his management and such shares are held in accounts maintained at Arnhold and S. Bleichroeder, Inc.

        Cascade originally received the shares of Series A Common Stock it owns in connection with the distribution (the "Distribution") by Tele-Communications, Inc. ("TCI") to certain of its stockholders of all the issued and outstanding Series A Common Stock. The Distribution was made on December 4, 1996 as a dividend to the holders of record of shares of Tele-Communications, Inc., Series A TCI Group Common Stock, $1.00 par value per share (the "Series A TCI Group Common Stock") at the close of business on November 12, 1996 (the "Record Date").* Pursuant to the Distribution, Series A Common Stock was distributed to Cascade, and all other such stockholders, on the basis of one share of the Series A Common Stock for each ten shares of Series A TCI Group Common Stock held by such holders on the Record Date.** Furthermore, subsequent to the Distribution, Cascade purchased additional shares of the Series A Common Stock in open market purchases. The source of Cascade's payment of the purchase price was its working capital. Cascade did not purchase any of the Series A Common Stock with borrowed funds. Likewise, none of the shares of Series B Common Stock owned by Cascade, which are convertible into Series A Common Stock on a one-for-one basis, were acquired by Cascade with borrowed funds.

* At the time of the Distribution, the Issuer was known as TCI Satellite Entertainment, Inc.

** In connection with the Distribution, Cascade also received shares of the Issuer's Series B Common Stock, $1.00 par value per share (the "Series B Common Stock") as a dividend by TCI to holders of record of shares of Tele-Communications, Inc. Series B TCI Group Common Stock, $1.00 par value per share (the "Series B TCI Group Common Stock) on the basis of one share of Series B Common Stock for each ten shares of Series B TCI Group Common Stock held by such holders on the Record Date.

Item 4. Purpose of Transaction

        As agreed between them, Kellen and Cascade have each written a letter to the Board of Directors of the Issuer recommending that the Issuer negotiate with its controlling shareholder, Liberty Media Corporation ("Liberty Media") to commence a tender offer for the shares of the Issuer's Class A Common Stock and Class B Common Stock not currently owned by Liberty Media. Copies of these letters are attached hereto as Exhibits 5 and 6. Each of the Reporting Persons currently holds its interest in the Issuer for investment purposes.

        The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's stock or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Series A Common Stock and/or Series B Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

        Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        (a)-(b)The calculations included herein are based on a total of 11,078,611 shares of Series A Common Stock outstanding as of August 31, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on October 11, 2002. As of the close of business on November 4, 2002:

          (i)    DEF Associates owns 200,000 shares of Series A Common Stock, constituting approximately 1.8% of the issued and outstanding shares of Series A Common Stock. Each of A&SB Advisers, by reason of its investment advisory relationship with DEF Associates, and A&SB Holdings, by reason of its controlling ownership of A&SB Advisers, may be deemed to own the 200,000 shares of Series A Common Stock owned by DEF Associates.

          (ii)  Kellen owns 397,740 shares of Series A Common Stock beneficially through certain discretionary accounts under his management. Kellen, as the Senior Vice President and Director of A&SB Holdings, has discretionary investment management authority with respect to certain assets of the funds advised by A&SB Advisers, including the 200,000 shares of Series A Common Stock held by DEF Associates. Kellen, therefore, may also be deemed to own such 200,000 shares of Series A Common Stock. In the aggregate, Kellen beneficially owns a total of 597,740 shares of Series A Common Stock, constituting approximately 5.39% of the issued and outstanding shares of Series A Common Stock.

          (iii)  Each of DEF Associates, A&SB Holdings and A&SB Advisers disclaims beneficial ownership of all shares of Series A Common Stock with the exception of the 200,000 shares of Series A Common Stock held by DEF Associates as described above.

          (iv)  Kellen has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of 597,740 shares of Series A Common Stock. DEF Associates, A&SB Holdings and A&SB Advisers share power to direct the vote and direct the disposition of 200,000 shares of Series A Common Stock.

          (v)  Cascade owns 522,260 shares of Series A Common Stock*, constituting approximately 4.71% of the issued and outstanding shares of Series A Common Stock. All shares of Series A Common Stock beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade and Mr. Gates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. Cascade and Gates share beneficial ownership of the 522,260 shares of the Series A Common Stock held by Cascade.

*Includes 1,580 shares of Series B Common Stock, which are convertible into shares of Series A Common Stock on a one-for-one basis at the option of Cascade.

        The filing of this Schedule 13D/A shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of the Issuer's stock owned by any of the other Reporting Persons.

        (c)  Not applicable.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        A&SB Advisers acts as investment adviser to DEF Associates pursuant to the terms of the investment advisory and commodity trading advisory agreement. A&SB Holdings owns all of the outstanding stock of A&SB Advisers. Pursuant to the agreement and the relationships, A&SB Advisers and A&SB Holdings have discretionary investment management authority with respect to the assets of DEF Associates. Such authority includes the power to vote and otherwise dispose of securities purchased by DEF Associates, including the total of 200,000 shares of Series A Common Stock held by DEF Associates. As more particularly referred to in Item 5 above, by reason of his position and authority at A&SB Holdings, Kellen also shares beneficial ownership of such 200,000 shares.

        Kellen, in his individual capacity, acts as attorney in fact with respect to certain discretionary accounts pursuant to the terms of certain trading authorization, which gives him investment management authority with respect to assets of such discretionary accounts. Under such trading authorization, Kellen has the power to vote and otherwise dispose of the total of 397,740 shares of Series A Common Stock owned by such discretionary accounts.

        As described in Item 4, Kellen and Cascade have each written a letter to the Board of Directors of the Issuer recommending that the Issuer negotiate with Liberty Media to commence a tender offer for the shares of the Issuer's Class A Common Stock and Class B Common Stock not currently owned by Liberty Media. As a result, the Reporting Persons may be deemed to have formed a group in connection with such letters.

        Other than the agreements and the relationships mentioned above and except for the Joint Filing Agreement, dated as of November 4, 2002, attached hereto as Exhibit 7, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Name, business address and present principal occupation of each of the executive officers and directors of DEF Associates N.V.
Exhibit 2	Name, business address and present principal occupation of each of the executive officers and directors of Arnhold and S. Bleichroeder Advisers, Inc.
Exhibit 3	Name, business address and present principal occupation of each of the executive officers and directors of Arnhold and S. Bleichroeder Holdings, Inc.
Exhibit 4	Name, business address and present principal occupation of each executive officer or person controlling Cascade Investment, L.L.C.
Exhibit 5	Letter from Michael Kellen to Chairman of Board of Directors of Liberty Satellite & Technology, Inc. dated November 4, 2002
Exhibit 6	Letter from Cascade Investment, L.L.C. to Board of Directors of Liberty Satellite and Technology, Inc. dated November 4, 2002
Exhibit 7	Joint Filing Agreement, dated as of November 4, 2002
Exhibit 8
Investment Advisory Agreement between Arnhold and S. Bleichroeder Advisers, Inc. and DEF Associates N.V. (incorporated herein by reference to Exhibit A to the Schedule 13D with respect to the Issuer filed by Kellen, DEF Associates, A&SB Holdings and A&SB Advisers with the SEC on August 23, 2002, SEC File No. 005-47477)
Exhibit 9
Form of Trading Authorization appointing Michael M. Keller as attorney in fact/agent(incorporated herein by reference to Exhibit B to the Schedule 13D with respect to the Issuer filed by Kellen, DEF Associates, A&SB Holdings and A&SB Advisers with the SEC on August 23, 2002, SEC File No. 005-47477)

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: November 4, 2002

Michael M. Kellen		Arnhold and S. Bleichroeder Holdings, Inc
/s/ MICHAEL M. KELLEN		By	/s/ JOHN P. ARNHOLD
		Name:	John P. Arnhold
		Title:	Co-President
Arnhold and S. Bleichroeder Advisers, Inc.		DEF ASSOCIATES N.V.
By	/s/ JOHN P. ARNHOLD	By	/s/ WILLIAM KEUNEN
Name:	John P. Arnhold	Name:	William Keunen
Title:	Co-President	Title:	Director
William H. Gates III		Cascade Investment, L.L.C.
By	/s/ MICHAEL LARSON	By	/s/ MICHAEL LARSON
Name:	Michael Larson*	Name:	Michael Larson
Title:	Attorney-in-fact	Title:	Manager

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Name, business address and present principal occupation of each of the executive officers and directors of DEF Associates N.V.
Exhibit 2	Name, business address and present principal occupation of each of the executive officers and directors of Arnhold and S. Bleichroeder Advisers, Inc.
Exhibit 3	Name, business address and present principal occupation of each of the executive officers and directors of Arnhold and S. Bleichroeder Holdings, Inc.
Exhibit 4	Name, business address and present principal occupation of each executive officer or person controlling Cascade Investment, L.L.C.
Exhibit 5	Letter from Michael Kellen to Chairman of Board of Directors of Liberty Satellite & Technology, Inc. dated November 4, 2002
Exhibit 6	Letter from Cascade Investment, L.L.C. to Board of Directors of Liberty Satellite and Technology, Inc. dated November 4, 2002
Exhibit 7	Joint Filing Agreement, dated as of November 4, 2002
Exhibit 8
Investment Advisory Agreement between Arnhold and S. Bleichroeder Advisers, Inc. and DEF Associates N.V. (incorporated herein by reference to Exhibit A to the Schedule 13D with respect to the Issuer filed by Kellen, DEF Associates, A&SB Holdings and A&SB Advisers with the SEC on August 23, 2002, SEC File No. 005-47477)
Exhibit 9
Form of Trading Authorization appointing Michael M. Keller as attorney in fact/agent(incorporated herein by reference to Exhibit B to the Schedule 13D with respect to the Issuer filed by Kellen, DEF Associates, A&SB Holdings and A&SB Advisers with the SEC on August 23, 2002, SEC File No. 005-47477)

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
Signatures
EXHIBIT INDEX